AMERICAN BONANZA GOLD CORP.

Amended Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Corporation have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In Canadian Dollars)
(Unaudited – Prepared by Management)	March 31,	December 31,
	2012	2011
	$	$

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,622,887	1,822,511
Trade and other receivable (note 4)	991,993	155,780
Prepaid expenses	457,343	632,895
Inventory (note 5)	918,560	973,216
Marketable securities (note 6)	341,181	-
	4,331,964	3,584,402

MINERAL PROPERTIES, PLANT AND EQUIPMENT (note 7)	60,911,358	58,413,514

RECLAMATION BOND (note 9)	1,665,765	1,697,938
	62,577,123	60,111,452

TOTAL ASSETS	66,909,087	63,695,854

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	3,014,560	4,849,905
Derivative liabilities (note 8)	6,153,478	-
	9,168,038	4,849,905

RECLAMATION AND SITE RESTORATION (note 9)	1,493,323	1,541,625
	10,661,361	6,391,530

SHAREHOLDERS’ EQUITY
Share capital	86,206,381	85,411,531
Other equity reserve	9,590,770	9,750,370
Accumulated other comprehensive income (loss)	(1,160,102)	13,373
Deficit	(38,389,323)	(37,870,950)
	56,247,726	57,304,324

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	66,909,087	63,695,854

SUBSEQUENT EVENTS (note 14)

APPROVED ON MAY 10, 2012 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE
LOSS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three months ended March 31, 2012 and 2011	2012	2011
	$	$

EXPENSES (INCOME):
Financing costs (note 8)	678,812	-
Management fees, consulting and salaries	160,644	163,713
Exploration	96,503	70,740
Investor relations	78,388	103,995
Business development	35,802	48,055
Office and administration	27,915	15,754
Loss on marketable securities (note 6)	27,452	-
Insurance	16,293	9,017
Foreign exchange loss	7,248	199,820
Interest and accretion of asset retirement obligation (note 9)	6,322	-
Legal and accounting	4,317	4,000
Interest income	3,650	(14,641)
Amortization	712	1,581
Gain on mineral property disposal (note 6)	(439,883)	-
Gain on derivative liability (note 8)	(185,802)	-
Stock-based compensation (note 10)	-	1,684,892

LOSS FOR THE PERIOD	518,373	2,286,926

OTHER COMPREHENSIVE LOSS (INCOME):
Unrealized loss (gain) on available-for-sale marketable securities, net of tax (note 6)	71,250	(720,000)
Currency translation adjustments	1,102,225	451,447

TOTAL OTHER COMPREHENSIVE LOSS (INCOME)	1,173,475	(268,553)

COMPREHENSIVE LOSS FOR THE PERIOD	1,691,848	2,018,373

LOSS PER COMMON SHARE
Basic and diluted	0.00	0.01

WEIGHTED AVERAGE NUMBER OF SHARES	182,696,981	168,533,716

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three months ended March 31, 2012 and 2011	2012	2011
	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the period	(518,373)	(2,286,926)
Items not affecting cash:
Non-cash portion of loss on sale of properties (note 6)	(439,883)	-
Gain on derivative liability (note 8)	(185,802)	-
Non-cash financing costs (note 8)	344,080	-
Loss on marketable securities (note 6)	27,452	-
Unrealized foreign exchange loss	7,247	-
Accretion of reclamation and site restoration (note 9)	6,322	-
Interest expense (income)	3,650	(14,641)
Amortization	712	1,581
Stock-based compensation	-	1,684,892
	(754,595)	(615,094)

Changes in non-cash operating accounts:
Accounts payable and accrued liabilities	(1,018,551)	150,706
Amounts receivable	(836,213)	(13,241)
Reclamation and site restoration	(25,065)	-
Prepaid expenses	168,205	190,743
Inventory	54,656	-
Interest received	(3,650)	14,641
	(2,415,213)	(272,245)
INVESTING ACTIVITIES
Mineral properties, plant and equipment	(4,407,614)	(1,998,139)
Reclamation bond	-	(1,582,435)
	(4,407,614)	(3,580,574)
FINANCING ACTIVITIES
Promissory note (note 8)	5,995,200	-
Issue of common shares, net of issue costs (note 10)	635,250	16,095,697
	6,630,450	16,095,697

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(7,247)	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(199,624)	12,242,878
CASH AND CASH EQUIVALENTS, beginning of the period	1,822,511	3,104,650

CASH AND CASH EQUIVALENTS, end of the period	1,622,887	15,347,528

SUPPLEMENTARY INFORMATION:
Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	789,117	-
Reclamation and site restoration obligation included in mineral properties, plant and equipment	1,484,866	-
Capitalization of net commissioning sales included in mineral properties, plant and equipment	1,367,382	-
Depreciation capitalized in mineral properties, plant and equipment	161,840	-

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three months ended March 31, 2012

				Accumulated
			Other	Other
	Share Capital		Equity	Comprehensive
	Shares	Amount	Reserve	Income (Loss)	Deficit	Total
		$	$	$	$	$
Balance, January 1, 2011	130,199,272	62,449,075	6,319,728	(479,513)	(31,414,043)	36,875,247
Private placement, net of share issue costs	50,000,000	15,779,022	-	-	-	15,779,022
Exercise of warrants	10,000	2,300	-	-	-	2,300
Stock-based compensation	-	-	1,684,892	-	-	1,684,892
Agent warrants valuation	-	-	314,375	-	-	314,375
Other comprehensive income	-	-	-	268,553	-	268,553
Loss for the period	-	-	-	-	(2,286,926)	(2,286,926)
Balance, March 31, 2011	180,209,272	78,230,397	8,318,995	(210,960)	(33,700,969)	52,637,463

Balance, January 1, 2012	198,549,355	85,411,531	9,750,370	13,373	(37,870,950)	57,304,324
Exercise of warrants (note 10)	1,645,000	635,250	-	-	-	635,250
Reclass warrants exercised	-	159,600	(159,600)	-	-	-
Other comprehensive income	-	-	-	(1,173,475)	-	(1,173,475)
Loss for the period	-	-	-	-	(518,373)	(518,373)
Balance, March 31, 2012	200,194,355	86,206,381	9,590,770	(1,160,102)	(38,389,323)	56,247,726

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation, with the exception of Copperstone property (note 7) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These financial statements have been prepared using International Financial Reporting Standards applicable to a going- concern which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The ability of the Corporation to continue as a going concern is dependent on its ability to attain profitable operations. If the profitability of operations is delayed, additional financing may be necessary to achieve this profitability. With the Corporation currently transitioning from commissioning stage to commercial production, it may require additional financing to carry out its near-term operating plans and achieve the required profitability. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the gold prepayment facility. In addition, the Corporation now has evidence of its ability to produce saleable gold concentrates with net commissioning sales of $1,367,382 during the three months ended March 31, 2012.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Corporation’s December 31, 2011 consolidated financial statements.

The condensed consolidated interim financial statements are presented in Canadian dollars.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after December 1, 2013, with early adoption permitted. These standards include the following:

IAS 1 – Presentation of Financial Statements
IFRS 10 – Consolidated Financial Statements
IFRS 12 – Disclosure of Interests in Other Entities
IFRS 13 – Fair Value Measurement
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine
IFRS 9 – Financial instruments

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

These new and revised accounting standards have not yet been adopted by American Bonanza, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

4.	TRADE AND OTHER RECEIVABLE

	March 31,	December 31,
	2012	2011
	$	$
Trade accounts receivable – concentrate sales	808,027	-
Goods and services and harmonized sales tax	11,327	27,167
Quebec sales tax	489	489
Mining duties and refundable tax credits receivable	100,625	100,625
Related party receivable (note 11)	71,525	17,763
Amounts receivable – other	-	9,736
	991,993	155,780

5.	INVENTORY

	March 31,	December 31,
	2012	2011
	$	$
Product inventory – ore and concentrate	583,894	823,965
Inventory supplies	334,666	149,251
	918,560	973,216

6.	MARKETABLE SECURITIES

	March 31,	December 31,
	2012	2011
	$	$
Cost	439,883	-
Fair market value	341,181	-
Accumulated net unrealized losses	98,702	-

On February 16, 2012, the sale of the Corporation’s interest in the Iskut Joint Venture was finalized and the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share.

The shares were recorded at their original cost of $332,500 and a fair value of $261,250 at March 31, 2012, based on their quoted market price. The change in fair value totaled $71,250 and was recorded in shareholders’ equity as a component of comprehensive income.

The warrants were valued using the Black-Scholes valuation model at with a cost of $107,383 and a fair market value of $79,931 at March 31, 2012. The change in fair value totaled $27,452 and was recorded in the statement of operations.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Property, Plant
	Properties	and Equipment	TOTAL
	$	$	$
Cost
December 31, 2011	33,430,785	25,250,423	58,681,208
Addition	4,896,501	89,380	4,985,881
Transfer	8,924,228	(8,924,228)	-
Capitalized net commissioning sales[1]	(1,367,382)	-	(1,367,382)
Recapitalized depreciation	161,840	-	161,840
Currency Adjustment	(812,117)	(312,084)	(1,124,201)
March 31, 2012	45,233,855	16,103,491	61,337,346

Accumulated amortization
December 31, 2011	-	(267,694)	(267,694)
Depreciation	-	(162,552)	(162,552)
Currency Adjustment	-	4,258	4,258
March 31, 2012	-	(425,988)	(425,988)

Net book value
December 31, 2011	33,430,785	24,982,729	58,413,514
March 31, 2012	45,233,855	15,677,503	60,911,358

1. As at March 31, 2012, the Corporation has completed two sales during the commissioning stage which have been capitalized to Mineral Properties.

Mineral Property – Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor $70,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

All required property payments were made with respect to the Copperstone project as of March 31, 2012, and all claims are in good standing until August 2012. Claim fees are renewed on an annual basis.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Exploration and Evaluation assets

Gold Bar

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production. All required payments have been made to hold the claims in good standing until August 2012. Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

The Corporation has written down the carrying value to zero in previous years as no exploration activity has occurred on this property in recent years.

Iskut Joint Venture

By agreement dated June 1, 1989 between Golden Band Resources Inc. (“Golden Band”), and Barrick Gold Corp., formerly Prime Resources Corp. (“Barrick”) and American Bonanza Gold Corp., formerly American Ore Ltd. (“American Bonanza”) formed a joint venture with mineral claims located next to the Snip mine in northern British Columbia.

American Bonanza had written down its interest down to zero value in previous years.

During March 2011, American Bonanza and Golden Band acquired Barrick’s Iskut Joint Venture interest with 47.5% to American Bonanza and 52.5% to Golden Band in return for acknowledging Barrick’s resignation as operator and discharged Barrick from all of its duties and obligations as the operator of the Iskut JV. No consideration was paid by American Bonanza and Golden Band to acquire the JV’s net assets, which included exploration property interests and no known liabilities were known to exist at the time of the acquisition.

In June 2011, the Corporation and its joint venture partner Golden Band signed a letter of agreement to sell their JV interest to Skyline Gold Corporation. The general terms of the Skyline agreement require the payment of 5,000,000 common shares of Skyline and 2,500,000 warrants which are exercisable for a period of five years to be split proportionately between the Corporation (47.5%) and Golden Band (52.5%). The sale was subject to negotiating the final terms of the agreement, meeting certain conditions specified in the letter of agreement and receiving approval from the regulatory authorities, which closed on February 16, 2012 (Note 6).

Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July 2004.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

8.	DERIVATIVE INSTRUMENTS

Promissory Note

On February 14, 2012, the Corporation entered into a promissory note agreement with Resource Income Fund (”RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. RIF advanced to the Corporation $5,995,200, net of cash financing fees of $334,732 ($5,665,000 United States dollars (“USD”), net of cash financing fees of $335,000 USD). The Facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. Subsequent to quarter end, the Corporation has completed its first payment obligation.

An embedded derivative exists in this contract because the contract is entered into USD. Although the gold price is set in USD, the functional currency of the Corporation is Canadian dollars (“CAD”). Accordingly, the foreign exchange effect requires that the promissory note be classified as a current derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate. The change in value of the promissory note will be recognized each period as a derivative gain or loss.

This promissory note agreement contains a prepayment option. The prepayment option allows the Corporation to prepay in whole or in part a minimum of 50 ounces at any time without penalty. The prepayment option is considered a derivative asset that has been valued using the Black-Scholes valuation model. The change in value of the prepayment option will be recognized each period as a derivative gain or loss.

The promissory note agreement contains call options. 4,000 ounces of gold call options were granted to Auramet on behalf of RIF that expire in one year from the commencement of the agreement at a strike price of US$2,025 per ounce. The call options are treated as a current derivative liability. On initial recognition the value of the call options were expensed to financing costs totaling $344,080. The change in value each period of the derivative liability will be treated as a derivative gain or loss.

The promissory note agreement also required that the Corporation provide put options to Auramet. The costs of these put options were considered financing costs as there is no requirement for the Corporation to provide the ounces for the put options.

	March 31,	December 31,
	2012	2011
	$	$
Promissory note net derivative liability - current	5,975,918	-
Call option derivative liability - current	177,560	-
Total net derivative liabilities	6,153,478	-

On the date the contract was entered into, February 14, 2012, the gold spot price was $1,720 per ounce. On March 31, 2012, the gold spot price was $1,667 per ounce. This resulted in a gain on derivatives for the three months ended March 31, 2012 was $185,802 (March 31, 2011 - $nil).

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

9.	RECLAMATION AND SITE RESTORATION

The Corporation incurs reclamation and closure cost obligations relating to its operating and development projects. The present value of the obligation relating to Copperstone mine was $1,493,323 as at March 31, 2012 reflecting anticipated cash flows to be incurred over the next 7 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of these obligations is $1,669,970 (December 31, 2011 – $1,708,625), calculated using an effective weighted inflation rate assumption of 2.58% (December 31, 2011 – 3.43%). Accretion expense of $6,322 has been charged to earnings for the year ended March 31, 2012 (March 31, 2011 – $nil) to reflect an increase in the carrying amount of the reclamation and closure costs obligation which has been determined using an effective weighted discount rate of 1.61% (March 31, 2011 – nil%). Changes to the reclamation and closure cost obligation are as follows:

	March 31,	December 31,
	2012	2011
	$	$
Reclamation and closure costs – beginning of year	1,541,625	-
Incurrence of obligations	-	1,529,556
Accretion expense	6,322	12,069
Adjustment for pre-tax discount rate	(25,065)	-
Currency adjustment	(29,559)	-
Reclamation and closure costs obligations – end of year	1,493,323	1,541,625

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,645,765 for the Copperstone project. In addition the Corporation has a $20,000 bond in place relating to its Canadian properties which is pending release as the properties had been sold in 2010.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

10.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at March 31, 2012, the Corporation had 200,194,355 common shares issued and outstanding (December 31, 2011 – 198,549,355).

No Class A Preferred Shares have been issued.

During the three months ended March 31, 2012, the Corporation issued 1,645,000 shares for gross proceeds of $635,250 from the exercise of share purchase warrants.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date - including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. Stock options granted under this plan are subject to vesting terms based on the board of director’s discretion. Currently, all stock options issued and outstanding are vested completely at the date of issue.

As at March 31, 2012, the Corporation has stock options outstanding to acquire an aggregate of 18,005,000 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 3.26 years expiring between November 6, 2012 to September 2, 2016.

	Number of	Weighted average
	Options	exercise price
		$
Balance, January 1, 2011	10,560,000	0.10
Granted	12,275,000	0.44
Exercised	(4,830,000)	0.12
Balance, December 31, 2011 and March 31, 2012	18,005,000	0.33

The following table summarizes stock options outstanding and exercisable at March 31, 2012:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.06 - $0.09	4,980,000	1.78
$0.19 - $0.22	1,250,000	0.79
$0.37 - $0.39	6,945,000	3.94
$0.53	4,830,000	4.43
	18,005,000	3.26

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

10.	SHARE CAPITAL (continued)

During the three months ended March 31, 2012, under the fair value based method, $nil (March 31, 2011 – $1,684,892) in compensation expense was recorded for options granted to employees.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	March 31,	December 31,
	2012	2011
Risk free interest rate	nil	2.16%
Expected dividend yield	nil	-
Stock price volatility	nil	75.6%
Forfeiture rate	nil	0%
Expected life of options	nil	5.0 years

The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected volatility is based on the Corporation’s historical prices. The expected average option term is the average expected period to exercise, based on the historical activity patterns for historical grants.

Warrants

At March 31, 2012, the Corporation had 30,718,058 outstanding common share purchase warrants.

	Number of	Weighted average
	Warrants	exercise price
		$
Balance, January 1, 2011	4,004,441	0.23
Granted	28,653,700	0.45
Exercised	(295,083)	0.36
Balance, December 31, 2011	32,363,058	0.42
Exercised	(1,645,000)	0.39
Balance, March 31, 2012	30,718,058	0.42

The following table summarizes the warrants outstanding and exercisable at March 31, 2012:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.23	3,887,608	0.38
$0.38	1,463,700	0.31
$0.45	24,676,750	0.31
$0.61	690,000	0.99
	30,718,058	0.33

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

10.	SHARE CAPITAL (continued)

The fair value of agent’s warrants used to calculate share issuance costs has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	March 31,	December 31,
	2012	2011
Risk free interest rate	nil	1.57%
Expected dividend yield	nil	-
Stock price volatility	nil	63.9%
Forfeiture rate	nil	0%
Expected life of options	nil	1.5 years

11.	RELATED PARTY TRANSACTIONS

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common:

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$
Management and consulting fees	52,875	39,450
General and administration expenses	887	16,050
	53,762	55,500

As of March 31, 2012, a receivable balance of $71,525 (December 31, 2011 $17,763) remained outstanding from its related parties.

12.	FINANCIAL INSTRUMENTS

Capital Risk Management

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion and operational plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short- term business requirements. The Corporation is not subject to externally imposed capital requirements.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2012 and December 31, 2011

13.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of US$53,000 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7.

14.	SUBSEQUENT EVENTS

Subsequent to March 31, 2012, 337,500 warrants were exercised for proceeds of $77,625.

Subsequent to March 31, 2012, the Corporation completed two additional gold concentrate sales of approximately 37 tons of gold bearing ore.